UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE
OF PROCESS AND UNDERTAKING

A.
Name of issuer or person filing ("Filer"):            Aeterna Zentaris Inc.

B.
(1)    This is (check one):

☒
an original filing for the Filer.

☐
an amended filing for the Filer.

(2)
Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.
Identify the filing in conjunction with which this form is being filed:

Name of registrant:	Aeterna Zentaris Inc.
Form type:	Registration Statement on Form F-10
File Number (if known):	333-208789
Filed by:	Aeterna Zentaris Inc.
Date Filed (if filed concurrently, so indicate):	December 30, 2015 (filed concurrently herewith)
D.
The Filer is incorporated or organized under the laws of Canada and has its principal place of business at c/o Norton Rose Fulbright Canada LLP, 1 Place Ville Marie, Suite 2500, Montreal, Quebec, Canada, H3B 1R1; Telephone: (514) 847-4747.

E.
The Filer designates and appoints its wholly-owned subsidiary, Aeterna Zentaris, Inc., a Delaware corporation ("Agent"), located at 315 Sigma Drive, Suite 302D, Summerville, South Carolina 29483; Telephone: (843) 900-3223 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

  (a) any investigation or administrative proceeding conducted by the Commission; and

  (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on December 30, 2015, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.
The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates, and the transactions in such securities.

        The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Summerville, South Carolina, United States, on this 30th day of December, 2015.

AETERNA ZENTARIS INC.
By:	/s/ PHILIP A. THEODORE
	Name:	Philip A. Theodore
	Title:	Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary

        This statement has been signed by the following person in the capacity indicated on this 30th day of December, 2015.

AETERNA ZENTARIS, INC., as Agent for Service of Process for Aeterna Zentaris Inc.
By:	/s/ PHILIP A. THEODORE
	Name:	Philip A. Theodore
	Title:	Senior Vice President, Chief Administrative Officer and General Counsel